Exhibit 7.4

MTR Corporation Limited

Computation of

Ratio of Earnings to Fixed Charges

Based on US GAAP

(Expressed in millions of HK$)

	Year ended December 31(1)
	2001	2002	2003	2004	2005
Net income in accordance with US GAAP	4,468	3,261	1,369	3,874	5,674
Adjustments:
Income tax under HK GAAP	868	611	795	1,130	1,549
Share of non-controlled subsidiaries’ taxation under HK GAAP	—	3	1	5	7
US GAAP adjustments related to taxes:
Deferred tax accounting	(141)	128	15	—	—
Tax effect of adjustments	157	(15)	(685)	(357)	(597)

Income before tax in accordance with US GAAP	5,352	3,988	1,495	4,652	6,633

Fixed charges:
Interest expenses	1,870	1,748	1,636	1,470	1,447
Amortization of debt discount or deferred debt costs	53	23	24	32	30
Representative portion of interest in operating lease expenses(2)	5	4	4	3	3

Total fixed charges (B)	1,928	1,775	1,664	1,505	1,480

Less: fixed charges capitalized	1,029	621	104	48	115

	899	1,154	1,560	1,457	1,365

Earnings before taxes and fixed charges (A)	6,251	5,142	3,055	6,109	7,998

Ratio of Earnings to Fixed Charges (A)/(B)	3.24	2.90	1.84	4.06	5.40

(1)	Due to the retrospective adoption of certain new HKFRS, restatement of the 2001, 2002, 2003 and 2004 financial data was necessary. See Note 3 of Notes to the Financial Statements.
(2)	The balance represented one third of operating lease expenses of the Group.